Exhibit 99.1

VivoPower International PLC Announces Completion of its Acquisition of the Remaining 49% of Tembo e-LV B.V.

LONDON, February 2, 2021

VivoPower International PLC (NASDAQ: VVPR, the “Company”) is pleased to announce that, following board approval, it has completed the definitive acquisition of the remaining 49% of Tembo e-LV B.V. (“Tembo”).

Tembo is a specialist battery-electric and off-road vehicle company that focuses on designing and building ruggedized light electric vehicle solutions for customers across the globe in the mining, infrastructure, utilities, government services (including defense, police vehicles and ambulances), game safari and humanitarian aid sectors.

VivoPower previously acquired 51% of Tembo in October 2020 and recently announced a landmark distribution deal with its partner, GB Auto Group (“GB Auto”) in Australia.

VivoPower intends to invest up to an additional US$10.9 million into Tembo, in a staged manner based on Tembo attaining quarterly commercial milestones. This will enable Tembo to accelerate the scale up of its assembly, manufacturing and distribution capabilities to fulfill customer orders and deliveries. Existing Tembo management received US$2.2 million and 15,793 VivoPower shares for their residual post money shareholding, with VivoPower now owning 100% of Tembo’s share capital.

With the GB Auto partnership expected to generate up to US$250 million in revenues over the first four years when combined with the value of the converted Toyota vehicles, it is believed to be the most valuable deal of its kind in Australasia to date. GB Auto is now Australia’s exclusive distributor of the Tembo electric Toyota Land Cruiser, electric Toyota Hilux, and Tembo electric vehicle conversion kits. Tembo’s R&D pipeline also includes high performance versions of its current vehicle solutions, with anticipated range improvements of up to 300%.

Kevin Chin, Executive Chairman and CEO of VivoPower, believes the full acquisition of Tembo will accelerate its growth and catalyze other deals similar to the GB Auto partnership.

He said: “Our intention has always been to move to 100% ownership of Tembo and the GB Auto deal has enabled this to occur at least two years ahead of plan. We are pleased to be able to fund this from existing cash reserves and the issuance of 15,793 VivoPower shares to Tembo’s management shareholders. We are now focused on scaling up capabilities and executing at pace in order to meet strong customer interest and demand.”

Founded in the Netherlands, Tembo has grown its global sales and distribution channels across four continents, with current customers in Australia, Africa, Europe and North America.

VivoPower has been providing renewable solar power services since the company was founded in 2014 and has been investigating entering the commercial electric vehicle (“EV”) market since 2017. The full acquisition of Tembo will also enable the Company to expand its market for electric light vehicles (“ELV”) and sustainable energy solutions (“SES”) significantly beyond the Australian mining, infrastructure, commercial fleet and government sectors.

About VivoPower

VivoPower is a sustainable energy solutions company currently focused on battery technology, electric vehicle, solar and critical power services. Its core purpose is to help large corporate customers decarbonize more rapidly. VivoPower is a certified B Corporation and has operations in Australia, Canada, the United States and the United Kingdom.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the United States federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the anticipated benefits of the Tembo acquisition, Tembo’s pipeline and anticipated product developments, the potential for full management growth to accelerate development, the anticipated revenues for the first four year period of the GB Auto agreement and the Company’s entry and expansion in the electric vehicle market, the potential benefits of the collaboration with GB Auto, the number of vehicle conversion kits expected to be purchased and the expected revenues from such collaboration. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

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